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                                                                    EXHIBIT 4.10


Unofficial English Translation of:





                            SHARE PURCHASE AGREEMENT





                                     between

                          DEUTSCHE SHELL GMBH, HAMBURG



                   - hereinafter referred to as "the Vendor" -




                                       and

                               E.ON AG, DUSSELDORF

                 - hereinafter referred to as "the Purchaser" -


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Recital

The Vendor is entitled, on the basis of direct ownership, authority granted by the owners, or ownership of a subsidiary company controlled by the Vendor to dispose of 129,755,084 quasi no-par-value shares [Stuckaktien] to the value of EURO 1,125,000,000.00, as detailed in SCHEDULE A, in the capital stock of Ruhrgas -Aktiengesellschaft, with registered office in Essen (hereinafter referred to as "Ruhrgas AG"). The capital stock of Ruhrgas AG comprises a total of 44,000,000 quasi no-par-value shares [Stuckaktien].

NOW, THEREFORE, in consideration of the foregoing, the Parties hereby agree as follows:


                                   Section 1

                       Purchase and sale of Ruhrgas shares

1. The Vendor hereby sells, with the exception of the shares sold to third parties in any first option procedure according to the provisions of
         Section 2, the Ruhrgas shares detailed in SCHEDULE A to the Purchaser, which so accepts, and undertakes to transfer the shares to the Purchaser or arrange their transfer by the respective owners on fulfillment of the performance conditions pursuant to Section 4. The Purchaser undertakes to accept such transfer.

2. The purchase price comprises a fixed component and a variable amount (Increase Amount and dividend, as described in Section 1 par. 3). The total fixed amount for the shares specified in SCHEDULE A is EURO 3,062,175,106.55 (EURO three billion sixty-two million one hundred and seventy-five thousand one hundred and six and 55/100).

3. The fixed amount pursuant to Section 1 par. 2 shall be increased as from July 1, 2002 by 4% p.a. (30/360) until payment of the amount. For the purpose of this agreement, "payment" includes the advance payment pursuant to Section 1 par. 5, ranking first against the fixed amount, second against the variable amount, and third against interest, as from payment of the advance into the escrow account specified in that paragraph. From July 1, 2003 until performance, the purchase price shall in addition be increased


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         (if the market interest rate as defined hereinbelow for the purposes of this agreement is less than 4% p.a.) or decreased (if the market interest rate is higher than 4% p.a.), but solely with respect to the advance amount referred to in Section 1 par. 5, by any difference between a rate of 4% p.a. and the market interest rate prevailing at the time (3-month Euribor as at July 1, 2003 and the start of each subsequent calendar quarter, as determined by the Banking Federation of the European Union for value in two banking days as the 3-month
         Euribor quotation and published on Telerate Screen (248-249) or a similar source, or in the absence of such determination/publication, the most recently determined and published Euribor rate at the time in question). If all the required conditions for performance of this agreement have been fulfilled before October 15, 2002, the increase in the purchase price pursuant to sentence 1 shall end five business days after fulfillment of the final condition.

4.       Payment of the purchase price, as amended pursuant to Section 1 par.
         3, shall constitute full settlement of all profit drawing rights.
         In the event of any further dividends being paid by Ruhrgas AG on the Ruhrgas shares sold pursuant to Section 1 par. 1 subsequent to the signing of this agreement but before its performance, such dividends shall be subtracted from the variable amount pursuant to Section 1 par. 3 sentence 4, which may become a negative amount if applicable.

5. As per a written confirmation from Deutsche Bank AG, the Purchaser has made an advance payment on the purchase price, as agreed, on the day this agreement was signed, but prior to the placement of signatures, for EURO 1,900,000,000.00 (EURO one billion nine hundred million) into account No. 3940210 at Deutsche Bank AG, Dusseldorf. To that end, an "escrow agreement" was concluded on July 1, 2002 between the Parties and Deutsche Bank AG. On the execution of the present agreement, the Purchaser and the Vendor shall instruct Deutsche Bank AG to transfer the amount of the advance payment to the account specified by the Vendor, i.e. account No.4720041 at Deutsche Bank AG, Hamburg, bank code 200 700 00, but not before the transfer of collateral from Shell Petroleum N.V., The Hague, Kingdom of the Netherlands, as per the draft letter of credit attached as SCHEDULE B. The present agreement is subject to the condition precedent that the above-mentioned amount of EURO 1,900,000,000.00 has in fact been received in the account specified by the



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         Vendor in the escrow agreement. Any residual portion of the purchase price pursuant to Section 1 shall be due and payable pursuant to
         Section 4 par. 2.


                                   Section 2

                  Transfer restriction and first option rights

1. As of the execution of this agreement, the Purchaser has reached contractual agreements with all members of Bergemann GmbH and all other Ruhrgas shareholders except Heinrich Industrie AG, BEB Erdgas and Erdol GmbH (hereinafter referred to as "BEB"), Schubert KG and Schubert Beteiligungs-GmbH on the acquisition of their directly or indirectly held stakes in Ruhrgas; those agreements are conditional upon the possibility of performance under antitrust legislation, in the case of the agreement with RAG AG upon other approvals under antitrust provisions and official requirements and upon the possibility of performance under the Bylaws of Bergemann GmbH and Ruhrgas AG. The Purchaser shall use its best efforts to ensure that Heinrich Industrie AG and Bergemann GmbH waive their first option rights set down in the Investor Rights Agreements of January 9, 1966 and March 28, 1968 between Ruhrgas shareholders and Ruhrgas AG (hereinafter referred to as the "Investor Rights Agreements") and to secure the consent of Bergemann GmbH to the transfer of the Ruhrgas shares in the General Meeting of Shareholders of Ruhrgas AG, even before performance of the above-mentioned agreements; after acquiring all the holdings in Bergemann GmbH the Purchaser shall guarantee those outcomes. The Purchaser shall exercise its voting rights in Bergemann GmbH accordingly. The Purchaser shall also use its best efforts to ensure Gelsenberg AG waives its first option rights under the Investor Rights Agreements and to secure its consent in the General Meeting of Shareholders to the transfer of the Ruhrgas shares; after acquiring a majority of the shares in Gelsenberg AG the Purchaser shall guarantee those outcomes. For the purposes of the present agreement, the date of acquisition of the majority of shares in Gelsenberg AG shall be no later than the 30th day following antitrust approval. This obligation with respect to Gelsenberg AG also extends to a similar waiver and similar consent on the part of Gelsenberg AG in Schubert KG, and to securing the adoption of the resolution referred to in Section 4 Par. 1 letter d). The Purchaser shall further use its best


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         efforts to ensure that Gelsenberg AG exercises its voting rights in
         Bergemann GmbH, Schubert KG and Ruhrgas AG accordingly, and guarantees this outcome following acquisition of the majority shareholding in Gelsenberg AG. The Purchaser shall keep the Vendor informed in writing of the status and progress of its efforts in this regard.

2. The Vendor shall use its best efforts to ensure Schubert KG waives its first option rights under the Investor Rights Agreements and consents to the transfer of the Ruhrgas shares in the General Meeting of Shareholders of Ruhrgas AG, in accordance with Section 2 par. 3.

3. The Parties shall use their best efforts to ensure that the transfer of all shares described in SCHEDULE A on the basis of the present agreement, of the Schubert Agreement referred to in Section 4 par. 1, and if applicable, acquisition by parties with first option rights are all jointly put to the vote in the General Meeting of Shareholders of Ruhrgas AG.

4. The Parties agree that this agreement will only be performed when the first option procedure referred to in the Investor Rights Agreements is no longer required (except for shares transferred under the first option procedure), either because of acquisition by the Purchaser of the respective stakes in Bergemann GmbH or Ruhrgas AG and the majority of the shares in Gelsenberg AG, or on the basis of written waivers from entitled parties to the Investor Rights Agreements that have not transferred their stakes to the Purchaser, and when the consent of the General Meeting of Shareholders of Ruhrgas AG has been obtained for the transfer of all the shares listed in SCHEDULE A on the basis of this agreement and the Schubert Agreement referred to in Section 4 par. 1.

5. In the event that a Ruhrgas shareholder, in spite of the Parties' having used their best efforts to secure the relevant waivers, exercising its first option rights under the Investor Rights Agreements for any of the shares described in SCHEDULE A, the Parties hereby agree as follows:

         a) The transfer of the shares described in SCHEDULE A shall be performed only if the Vendor is assured of being able to sell and transfer all the said shares under


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                  terms and conditions no less favorable than those specified in
                  Section 1 par. 2 to par. 4;

         b) In the eventuality of the Vendor's selling shares pursuant to SCHEDULE A under the first option rights procedure, the Purchaser undertakes to acquire the remaining shares described in SCHEDULE A that have not been sold under the first option rights procedure at the terms and conditions specified in this agreement (pro rata purchase price), to consent to all transfers of the shares described in SCHEDULE A in the General Meeting of Shareholders of Ruhrgas AG, and to use its influence to secure the consent of Bergemann GmbH and Gelsenberg AG;

         c) In the event of the prerequisites referred to in letter a) above not being met, the Vendor shall be entitled to withdraw from this agreement. Following the Vendor's declaration of withdrawal, in the General Meeting of Shareholders of Ruhrgas AG the Purchaser shall refuse to consent to share transfers to any Ruhrgas shareholders which have exercised their first option rights, and shall use its best efforts to ensure that Bergemann GmbH and Gelsenberg AG also refuse consent.

6. The Vendor undertakes, subject to assurance of performance of this agreement, to exercise its influence according to company law, within the limits of the possibilities legally available to it, to ensure that the respective holders of voting rights on the basis of the Ruhrgas shares sold pursuant to Section 1 par. 1 give their consent at the General Meeting of Shareholders of Ruhrgas AG to all other intended transfers of Ruhrgas shares to the Purchaser by other Ruhrgas shareholders.

7.       To the extent that one or both of the Parties have undertaken in this
         Section 2 to "use their best efforts", this does not denote any obligation to make any financial or other business concessions.

8. After acquiring or gaining control of the stake of RAG AG in Bergemann GmbH and a majority of the shares in Gelsenberg AG, the Purchaser shall ensure that Bergemann GmbH, Gelsenberg AG and Heinrich Industrie AG, and also, to the extent this is


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         within the area of influence of the Purchaser, the other shareholders of Bergemann GmbH and Ruhrgas AG, immediately notify Schubert KG and its limited partner in writing that they are waiving the agreements set down in Clause 3 letter (b) of the protocol note on the Schubert Investor Rights Agreement of March 1968.

                                   Section 3

                                 Merger control

1. On the signing of this agreement a procedure is already pending before the Federal Cartel Office and the Federal Minister for the Economy and Technology (the "Antitrust Authorities") (Gelsenberg application of August 15, 2001 and petition for ministerial approval of February 18, 2002; Bergemann application of November 9, 2001 and application for ministerial approval of March 5, 2002), in which the Purchaser is seeking antitrust approval for the acquisition of majority stakes in Bergemann GmbH and Gelsenberg AG (indirect acquisition of a majority stake in Ruhrgas AG).

2. If the Purchaser does not succeed in obtaining antitrust approval for its acquisition of a majority of all shares issued by Ruhrgas AG by means of the applications referred to in Section 3 par. 1, in particular the procedure before the Federal Ministry for the Economy and Technology referred to in that paragraph which is currently pending, the Parties shall immediately jointly state whether and by what means, given the de jure and de facto circumstances then prevailing, the Purchaser's merger project for the acquisition of a majority of all shares issued by Ruhrgas, to which this agreement and the Schubert Agreement referred to in Section 4 par. 1 pertain, can be performed. That may involve amendments to the prerequisites for performance of the present agreement.

3. Immediately after receipt of ministerial approval for the merger project referred to in paragraph 1 above, the Purchaser shall make a submission to the Federal Cartel Office, which is based on the draft letter in SCHEDULE B, (copy to the Merger Task Force of the EU Commission), requesting written confirmation that following performance of the indirect acquisition of a majority stake in Ruhrgas AG


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         via the acquisition of majority stakes in Bergemann GmbH and Gelsenberg
         AG (Acquisition of Control), the acquisition of the Ruhrgas shares as per SCHEDULE A will not constitute a merger situation which is subject to antitrust approval.

         In the event that the Federal Cartel Office or the EU Commission takes the view that the acquisition of Ruhrgas shares under the present agreement and the Schubert Agreement referred to in Section 4 par. 1 constitutes another merger situation subject to application for approval under antitrust provisions, the Parties shall apply to the Federal Cartel Office or the EU Commission for such approval, and shall support the application to the best of their ability. The Parties are not obliged to accept any commitments given to, or requirements or conditions imposed by, the Federal Cartel Office or the EU Commission, or to cooperate in their practical implementation. This also applies with respect to agreements not specifically referred to in Section 3 par. 5.

         If the Federal Cartel Office does issue a letter of caution in relation to the merger project referred to in this paragraph 3, then immediately upon receipt of such a letter, the Parties shall engage in frank and constructive discussions with a view to referring the project described in the application, in the event of a rejection, to the Federal Minister for the Economy and Technology for approval. The interests of both parties shall be given reasonable consideration in the discussions, but the decision on such referral shall ultimately be at the sole discretion of the Purchaser.

4. The Purchaser shall immediately inform the Vendor in writing of the details of the procedure initiated with the application pursuant to
         Section 3 par. 2 or Section 3 par. 3, especially where the interests of the Vendor or its affiliated businesses may be involved, and the Vendor is not aware of this information by virtue of itself being a party in the procedure. The same applies to the Vendor.

5. In the event that conditions or requirements are imposed on the Purchaser that relate to one of the procedures referred to in Section 3 par. 1 to par. 3 and that directly intervene in the following contracts:

         all natural gas supply contracts between A/S Norske Shell and Ruhrgas AG and


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         all natural gas supply contracts between BEB - alone or with others -
         and Ruhrgas AG,

         the Purchaser is obliged to notify the Vendor immediately of this situation. The Vendor shall be entitled to withdraw from the present agreement by notification in writing within 30 business days of being notified in writing by the Purchaser of the imposition of the said conditions.

         An intervention in this sense is, for example, a change in the contract, the protection of contractual rights or the possibility of changes in the legal situation. Impacts on the said contracts that are merely of an indirect nature, e.g. as a result of structure-related commitments (including in the context of the Association Agreement) are not covered by this provision.

         If the Vendor does not exercise its right of withdrawal, this shall not be construed as agreement by the Vendor to the condition or requirement so imposed, and the Vendor shall not be obliged to cooperate in the practical implementation of the condition or requirement following performance of this agreement.

         In the event of such withdrawal, the Parties undertake to proceed immediately to withdraw the application regarding the merger project under the present agreement (including any application for the granting of ministerial approval).

6. In any procedure pursuant to Section 3 par. 2 and par. 3, the Purchaser undertakes not to propose or accept any concessions to or conditions imposed by the Antitrust Authorities regarding the stakes in Ruhrgas AG without prior consultation with the Vendor. The Purchaser shall further be obliged, in the event of any intention on its part or by the Antitrust Authorities to suggest or propose conditions or requirements in a procedure pursuant to Section 3 par. 2 or par. 3 involving a direct intervention as described in paragraph 5 in the commercial gas contracts referred to in that paragraph, to notify the Vendor immediately in writing to that effect on each occasion.

7. The Parties each undertake to treat all information specifically marked as confidential received from the other party regarding the status and content of negotiations with the


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         Antitrust Authorities in connection with the antitrust procedure pursuant to Section 3 par. 1 as "confidential information" as defined in and according to the provisions of the Confidentiality Agreement in place between the Parties, attached as SCHEDULE D, with the proviso that the Confidentiality Agreement shall continue to apply to this extent following the signing of the present agreement.

                                   Section 4

                                   Performance

1. Performance shall take place after fulfillment of the following conditions:

         a) the purchaser has acquired a majority stake or control of a majority stake in Ruhrgas AG by acquisition of the stake in Bergemann GmbH held by RAG AG and a majority stake in Gelsenberg AG, or by other indirect means,

         b) and (according to their respective areas of competence) the Federal Cartel Office or the EU Commission has confirmed to the Purchaser in writing, that following the indirect acquisition of a majority stake in Ruhrgas AG, the acquisition of further Ruhrgas shares provided for in the present agreement does not constitute a merger situation subject to application for approval, or the Federal Cartel Office or the EU Commission has approved a merger project applied for by the Purchaser pursuant to Section 3 par. 2, or the project is deemed to be approved by expiry of the deadline pursuant to
                  Section 40 par. 2 of the German Antitrust Law [GWB] or Art. 10 par. 6 of the Merger Control Regulations [FKVO], or the merger project has been authorized by ministerial approval pursuant to Section 42 GWB and can be duly performed, or can be performed for other reasons in keeping with antitrust requirements,

         c) and the acquisition of shares pursuant to the Schubert Agreement referred to in Section 4 par. 1 can be performed in keeping with antitrust requirements,

         d) and, provided the prerequisites for acquisition in accordance with the Investor Rights Agreements and the Bylaws of Ruhrgas AG have been meet, i.e.


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                  any rights to exercise the first option rights provided for therein are waived, with the exception of Ruhrgas shares sold in the first option procedure, and the required approval resolutions for the transfer of all Ruhrgas shares for sale as per SCHEDULE A are adopted by the General Meeting of Shareholders of Ruhrgas AG,


         e) and Schubert KG and its members with voting rights have passed the resolutions required for the performance of this agreement, which concern the withdrawal of the Ruhrgas shares attributable to BEB and the vendor from Schubert KG and their subsequent sale to third parties, but in any event not before October 15, 2002. The Purchaser shall notify the Vendor immediately in writing of the fulfillment of the prerequisites under letters a) to d) and the Vendor shall notify the Purchaser immediately in writing of the fulfillment of the prerequisites under letter e).

         The Parties shall be obliged to perform the agreement only if there is also assurance of the performance of the agreement concluded by the Purchaser with Schubert Beteiligungs-GmbH on July 1, 2002 ("Schubert Agreement") on the acquisition of the Ruhrgas shares held directly or indirectly by that company. Together with the notification according to letters a) to d), the Purchaser shall also advise the Vendor that assurance of performance has now been secured with respect to Schubert Beteiligungs-GmbH. The vendor shall immediatley send written confirmation to the Purchaser that the performance prerequisites have been met once all the requisite notifications in connection herewith are available.

2. Performance shall be carried out with the involvement of Deutsche Bank AG as trustee in accordance with the escrow agreement attached as SCHEDULE E. Simultaneously with the confirmation of fulfillment of the performance prerequisites pursuant to Section 4 par. 1 last sentence, the Vendor shall notify the trustee and the Purchaser of the purchase price amount determined by it and the residual purchase price payable by the Purchaser, enclosing a detailed calculation. Within five business days of receipt of the aforementioned notification, the Purchaser shall advise the Vendor and the trustee whether it is in agreement with the price, or the extent of any deviation, also by means of


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         a detailed calculation. In the event of advice from the Purchaser which is not in agreement with the price, the lower of the purchase prices notified to the trustee shall apply on a provisional basis, for the purposes of the settlement transaction via the trustee; each of the Parties is entitled to have recourse to the arbitration tribunal pursuant to Section 11 par. 6 for a legally binding determination of the purchase price and residual purchase price. Differences of opinion between the Parties regarding the purchase price and conflicting notifications made to the trustee shall not give rise to a right of withdrawal for either party. If the arbitration tribunal determines a higher purchase price and accordingly a different residual purchase price, the difference shall be payable by the debtor to the other party when the ruling of the arbitration tribunal has legal force, with interest payable from the due date at 2% p.a. above the rate determined pursuant to Section 1 par. 3 sentence 1 and sentence 3.

         The performance settlement shall be carried out via the trustee in accordance with the following provisions:

         The purchase price pursuant to Section 1 is payable in full by the Purchaser ten (10) business days after receipt of the notification pursuant to Section 4 par. 1, last sentence, in accordance with the rules set out below. Payments made by the Purchaser to the trustee are regarded as payments made to the Vendor for the purposes of calculation of the Increase Amount pursuant to Section 1 par. 3.

         If the Purchaser is required under Section 1 par. 2 - 4 to pay the Vendor a purchase price in excess of the advance payment amount pursuant to Section 1 par. 5, the Purchaser shall pay the full residual price pursuant to Section 1 by no later than five business days after receipt of the notification pursuant to Section 4 par. 1, last sentence, into an escrow account designated by the Parties at Deutsche Bank AG, Dusseldorf, and shall hand over the Letter of Credit pursuant to Section 1 par. 5 to the trustee. The Vendor shall be obliged to hand over to the trustee, within five business days of payment of the amount specified in Section 4 par. 2, sentence 2 and receipt of confirmation from the trustee regarding the payment and deposit, but in any event no earlier than ten business days after receipt of the notification pursuant to Section 4 par. 1, final sentence, a notarized declaration of transfer from the Vendor in favor of the Purchaser as per SCHEDULE F, a chain of similar transfer declarations to the Vendor, beginning with the owner entered in the


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         register of shareholders as of the signing of this agreement and ending with the Vendor, as per SCHEDULE G, and irrevocable declarations to Ruhrgas AG as per SCHEDULE H from the owner registered as of July 1, 2002 and any intermediate owners, and from the Vendor, stating their agreement to the corresponding changes being made in the register of shareholders.

3.       The trustee's costs shall be borne by the Vendor.

4. If the Vendor has not met the above-mentioned obligation to the Purchaser to deliver the documents specified in Section 4 par. 2, last sentence within 15 business days of receipt of the notification pursuant to Section 4 par. 1, last sentence, the Purchaser shall be entitled to set a grace period of five business days. If that period expires without result, the Purchaser shall be entitled to withdraw from this agreement, without prejudice to any further rights it may have. If the Purchaser has not met the above-mentioned obligation for payment of the full residual purchase price pursuant to Section 1 into the escrow account referred to in Section 4 par. 2 and/or return of the security pursuant to Section 1 par. 5 within 15 business days of receipt of the notification pursuant to Section 4 par. 1, last sentence, the Vendor shall be entitled to set a second grace period of five business days. If that period expires without result, the Vendor shall be entitled to withdraw from this agreement, without prejudice to any further rights it may have.

5. Any offsets or invocation of a withholding right against the purchase price claim, including interest, are prohibited.


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                                   Section 5

                              Warranty / liability

1. The Vendor gives a guarantee to the Purchaser, in the form of an independent guarantee undertaking, that the Ruhrgas shares for transfer to the Purchaser pursuant to Section 1 par. 1, at the time of completion pursuant to Section 4

         a)       will be owned by the Vendor, or

         b) it has been authorized by the owner to dispose of the shares, or

         c) the shares will be transferred by their owners to the Purchaser,

         and that the said shares are not encumbered with any third-party rights other than those under the Bylaws of Ruhrgas AG and the Investor
         Rights Agreements. No further guarantees are given by the Vendor, and indeed any warranty claims for the Purchaser are precluded to the extent permitted by law.

         The Vendor's liability under this Section 5 par. 1 is, to the extent permitted by law, limited to the fixed amount with respect to the Ruhrgas shares for transfer pursuant to Section 1 par. 1 plus 4% p.a. (30/360) as from July 1, 2002 until the date when full compensation has been paid.

2. In any event, the liability of each of the Parties under this agreement, irrespective of the legal basis for the claim, is limited to an amount of EURO 3,062,175,106.55 plus interest at a rate of 4% p.a. (30/360) as from July 1, 2002 until the date when full compensation has been paid.


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                                   Section 6

                Right of withdrawal and refund of advance payment

1. Without prejudice to the rights of withdrawal pursuant to Section 2 par. 5 letter c) and Section 3 par. 5, either of the Parties may withdraw from this agreement,

         a) if the Federal Minister for the Economy and Technology denies approval for any or all of the merger projects pursuant to
                  Section 3 par. 1 and (i) one or both of the Parties regards continuance with the merger project for the acquisition by the Purchaser of a majority stake in Ruhrgas AG pursuant to
                  Section 3 par. 2 as no longer offering sufficient prospects of success, or (ii) the competent Antitrust Authorities (including the EU Commission) have denied approval for such a merger project and the deadline for submission of any appeals has expired or such appeals have been unsuccessful;

         b) if (i) permission has been granted for all merger projects pursuant to Section 3 par. 1 and (ii) the merger projects pursuant to Section 3 par. 2 and Section 3 par. 3 have been prohibited by the Federal Cartel Office or the EU Commission and the deadline for applying for ministerial approval has expired without any petition having been lodged, or in the case of (ii) the Federal Minister for the Economy and Technology has denied a petition for ministerial approval;

         c) if the enforceability of an approval for merger projects pursuant to Section 3 par. 2 and, insofar an application has been lodged - Section 3 par. 3 has been suspended and is not reinstated within two months, and in any event by September 16, 2003 at the latest;

         d) in any event, if all the prerequisite conditions for performance of this agreement have not been met by September 16, 2003.


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2.       In the event of the withdrawal of one of the Parties, irrespective of the legal reason, any obligation on the part of the Vendor for the practical implementation of commitments given and/or conditions imposed in connection with the procedures pursuant to Section 3 par. 1 to
         Section 3 par. 3 or for its cooperation with their practical implementation shall cease to apply.

3. Withdrawal by the Vendor from this agreement shall take effect only on repayment of the amount paid in advance pursuant to Section 1 par. 5 plus interest incurred pursuant to Section 6 par. 6 below, from the advance payment date until the repayment date.

4.       Any withdrawal under this agreement must be in written form.

5. In any event, the provisions of Section 3 par. 5 and par. 7, and of Sections 7, 10, and 11 shall still apply in the event of a withdrawal.

6. If either of the Parties withdraws from the agreement, the Purchaser shall be entitled to demand repayment of the amount it has paid pursuant to Section 1 par. 5 plus 4% p.a. (30/360) interest - as from July 1, 2003, at the market interest rate - from the advance payment date until the repayment date. If the Purchaser has withdrawn, the repayment shall be due for payment on the expiry of ten business days following withdrawal.

7. In all the above cases of repayment of the advance payment, the Purchaser shall be obliged to return the securities provided to it pursuant to Section 1 par. 5, with the Vendor only being obliged to make repayment in the situations described in paragraph 3 above against the return of the securities, on a delivery-versus-payment basis.

8. If the Purchaser has invoked the security as per SCHEDULE B and received the corresponding payment on that basis, this constitutes withdrawal from the agreement. Accordingly the Purchaser shall then no longer have a claim to performance in respect of this agreement. This is, however, without prejudice to any claims that may have arisen at that time, particularly claims for compensation on the basis of delay or non-performance.

                                   Section 7

                                      Costs

The costs and transaction duties associated with the performance of this agreement shall be borne by the Purchaser; this applies in particular to any realty transfer taxes. Each of the Parties shall however bear the costs of its own advisers.


                                   Section 8

                   Changes to capital structure of Ruhrgas AG

The Purchaser undertakes to use its best efforts to ensure that prior to the performance of this agreement or a withdrawal from this agreement the General Meeting of Shareholders of Ruhrgas AG does not pass any resolutions on an increase of the capital stock of the company.


                                   Section 9

                         Positions on Supervisory Board

To the extent permitted by law, the Vendor shall ensure that representatives of BEB and its shareholders holding office in executive bodies of Ruhrgas AG, and in particular the Supervisory Board, will immediately submit the statements required for resignation from those positions following the performance of this agreement.

                                   Section 10

               Continuance of the Investor Rights Agreement, etc.

If the Purchaser acquires a direct or indirect majority stake pursuant to
Section 16 of the Stock Corporation Law [AktG] in Ruhrgas AG or secures control of a direct or indirect majority stake in Ruhrgas AG, but the acquisition of the Ruhrgas shares by the Purchaser under this agreement cannot be performed, the Parties shall enter into negotiations on an appropriate arrangement for their future cooperation as indirect or direct shareholders in Ruhrgas AG, including a discussion on the current first option and pre-emptive rights and the requirement for approvals from the General Meeting of Shareholders of Ruhrgas AG for the transfer of Ruhrgas shares.


                                   Section 11

                                Final provisions

1. The rights and obligations under this agreement may be transferred to third parties only with prior agreement in writing from the other party. The other party may however deny consent for such transfer only for good reason in the case of transfer to an affiliated company, provided the transferor party accepts joint and several liability with the transferee affiliated company, in particular where the other party would be exposed to tax risks as a result.

2. Affiliated companies of the Vendor for the purpose of this agreement are N.V. Koninklijke Nederlandse Petroleum Maatschappij (a company organized under Netherlands law), Shell Transport and Trading Company p.l.c. (a company organized under English law) and any other company (irrespective of the place of registration) which has direct or indirect capital relationships with one or both of the above companies at the time.

         A company has direct capital affiliations with another company or companies if such company or companies are beneficial owners of a stake in the first company representing 50% or more of the voting rights in the General Meeting of Shareholders of the company in question. A company has indirect capital affiliations with another company or companies ("parent company" or "parent companies") if there is a chain of companies beginning with the parent company / parent companies and ending with the company in question, so that each company or companies apart from the parent company / parent companies has direct capital affiliations with one or more companies as defined above.

         Affiliated companies for the purposes of this agreement also include BEB and all companies with capital affiliations with BEB and/or the Vendor, if the direct or indirect capital link is at least 50%, and companies affiliated with them pursuant to Sections 15 ff. of the Stock Corporation Law [AktG].

         Affiliated companies of the Purchaser are all companies affiliated with the Purchaser pursuant to Sections 15 ff. of the Stock Corporation Law [AktG].

         The Purchaser is regarded as controlling those Ruhrgas shares for which it and/or its affiliated companies control the exercising of voting rights on the basis of voting agreements or similar agreements.

         Business days for the purpose of this agreement are all banking days in Frankfurt am Main.

3. Immediately after the signing of this contract the Parties shall issue releases for the press and the stock exchanges using the language provided here as SCHEDULE I. The Parties have agreed on the catalog of questions and answers attached as SCHEDULE J, which each of the Parties may use at any time with reference to the provisions of this agreement.

         Prior to performance of the transactions envisaged in this document, and for a period of 24 months thereafter, each of the Parties may only provide answers that are consistent with SCHEDULE J, and may only issue releases that are consistent with SCHEDULE I, or that have been agreed on in advance in writing between the Parties. The contents of this agreement, and all agreements reached in connection with this document, any details of the structure of the transactions required and envisaged regarding the sale of shares pursuant to Section 1 par. 1, and any details of the individual steps in the performance of this agreement, shall be barred from any releases, even after expiry of the period referred to above.

         The Parties shall agree on the releases to be issued on performance of the agreement.

         Unless otherwise explicitly permitted hereinabove, each of the Parties agrees to keep the contents of this agreement and all agreements reached in connection therewith confidential vis-a-vis third parties.

         Exceptions to the above-mentioned confidentiality provisions apply in the case of obligations to notify Courts or public authorities or obligations on the basis of legal provisions or applicable stock exchange rules.

4. E.ON AG is entitled to designate a company in the E.ON group as acquiring party in its stead or for a portion of the shares to be acquired, provided that the company in question declares its unconditional willingness to join the agreement, and accepts the obligations pursuant to the Investor Rights Agreements, and provided that E.ON accepts joint and several liability for all obligations of the acquiring party so designated.

5. This agreement is subject to the law of the Federal Republic of Germany.

6. Any changes or additions to this agreement, including this clause, shall be valid only if made in writing, unless notarial authentication has been stipulated.

7. Any disputes arising in connection with this agreement or its validity shall be finally resolved in accordance with the Arbitration Tribunal Rules of the German Arbitration Institute (DIS), with exclusion of legal actions before the ordinary Courts. The arbitration venue is Frankfurt am Main. There shall be three arbitrators. The arbitration proceedings shall be conducted in German.

8. The validity of this agreement, with the exception of this paragraph 8, is conditional upon its approval by the Purchaser's Supervisory Board and the Vendor's shareholder company. Those approvals must be issued by July 3, 2002 at the latest. If this is not done, the advance payment pursuant to Section 1 par. 5 shall be repaid to the Purchaser within 6 business days, plus interest calculated at 4% p.a. The Parties shall notify each other immediately in writing of the issuing or denial of approval, in the case of approval from the Vendor's shareholder company by 12.00 p.m. on July 3, 2002 at the latest.

9. If any provisions of this agreement are or become fully or partly legally invalid or unenforceable, this shall not affect the validity of the other provisions of this agreement. The same applies if a gap is found to exist in this agreement. Instead of the invalid or unenforceable provision, or to fill the gap, a reasonable arrangement shall be deemed to apply which to the extent legally possible is the closest approximation to what the Parties intended or according to the purpose and general tenor of this agreement would have intended if they had given consideration to the point in question at the time of concluding this agreement or subsequently incorporating an additional provision. This also applies if the invalidity of a provision is based, for example, on a scope of performance or a time (period or deadline) specified in this agreement; in such cases the agreed provision shall be replaced with a legal scope of performance or time (period or deadline) which is the closest approximation to the original intention.

Dusseldorf, July 1, 2002


--------------------------------
Deutsche Shell GmbH


--------------------------------
E.ON AG